Filed by Microsoft Corporation
pursuant to Rule 425 of the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company: Yahoo! Inc.
Commission File No.: 000-28018
     This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This material is not a substitute for the prospectus/proxy statement Microsoft Corporation would file with the SEC if an agreement between Microsoft Corporation and Yahoo! Inc. is reached or any other documents which Microsoft Corporation may file with the SEC and send to Yahoo! shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF YAHOO! INC. ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
     Investors and security holders will be able to obtain free copies of any documents filed with the SEC by Microsoft Corporation through the web site maintained by the SEC at www.sec.gov. Free copies of any such documents can also be obtained by directing a request to Investor Relations Department, Microsoft Corporation, One Microsoft Way, Redmond, Washington 98052-6399.
     Microsoft Corporation and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Microsoft Corporation’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended June 30, 2007, which was filed with the SEC on August 8, 2007, and its proxy statement for its 2007 annual meeting of shareholders, which was filed with the SEC on September 29, 2007. Other information regarding the participants in a proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement filed in connection with the proposed transaction.
     Statements in this release that are “forward-looking statements” are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results could differ materially because of factors such as Microsoft Corporation’s ability to achieve the synergies and value creation contemplated by the proposed transaction, Microsoft Corporation’s ability to promptly and effectively integrate the businesses of Yahoo! Inc. and Microsoft Corporation, the timing to consummate the proposed transaction and any necessary actions to obtain required regulatory approvals, and the diversion of management time on transaction-related issues. For further information regarding risks and uncertainties associated with Microsoft Corporation’s business, please refer to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” sections of Microsoft Corporation’s SEC filings, including, but not limited to, its annual report on Form 10-K and quarterly reports on Form 10-Q, copies of which may be obtained by contacting Microsoft Corporation’s Investor Relations department at (800) 285-7772 or at Microsoft Corporation’s website at http://www.microsoft.com/msft.
All information in this communication is as of February 1, 2008. Microsoft Corporation undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in the company’s expectations.

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TRANSCRIPT OF THE EMPLOYEE WEB CAST HELD ON FEBRUARY 1, 2008.
STEVE BALLMER: Hi, everybody. I’m super excited to have a chance to talk to you today about the announcement we made today of our intention to acquire Yahoo. It’s exciting. It’s first for us to announce this kind of very large acquisition, and I want to open up with my thoughts at the highest level about what we’re up to.
I’m sure everybody’s top-of-mind question, which we tried to address today with press and our letter to the Yahoo board is: Why are we doing this? You know, we’ve been moving along, making great progress with Windows Live wave 2, with our search offering, page views, traffic, advertisers — everything’s up with MSN, which is fantastic. We completed the aQuantive acquisition this year to pick up some important presence with advertisers and publishers.
So we’re on a good path. We have good momentum, but this is a very vibrant and very competitive marketplace, and the market leader, Google, has also been gaining position in this market. And we thought it important to take the steps we can to make us even more effective in this desire to expand our presence in search portal and advertising.
aQuantive was primarily about presence with advertisers and publishers, and really with Yahoo we pick up and are focused in a market position with consumers as well as advertisers and publishers. There’s a lot of merit — top line for me, I think about expanded R&D capability and innovation. The ability to simply do more. We’re not talking about cuts and that sort of thing. We’re really talking about how do we literally get more focused instead of having two search, two ad platforms, focus, more innovation, drive, drive, drive, drive, drive, and really get important things done in the market.
From an investor or shareholder perspective, obviously if I didn’t think this was a good investment, a good acquisition financially for the company, if Chris didn’t, if our board didn’t, we wouldn’t do it. So we feel very good about the offer that we’ve made. This is very additive to our progress. I think this will create great opportunity for the company and great opportunity for all of our employees, particularly our employees in OSB.
To all of you who are working in any of these areas, I tell you full steam ahead, nothing changes until it changes and then we have some work to do that Kevin will talk about in terms of exactly what changes, but we’ve got to drive ahead with our Rome release of search, we’ve got to get in the market, destination search, Windows Live wave 3, et cetera.

Kevin’s going to talk more about really the specific rationale and what we’re doing. He’s been quarterbacking thing, so let me turn things over to Kevin Johnson.
KEVIN JOHNSON: Great. Thanks, Steve. First of all, I want to kind of address people in our online services business. Certainly last July at the financial analyst meeting we outlined an overall value chain analysis and a set of strategies both on the audience side as well as on the ad platform side. I think as Steve highlighted, you’ve been executing very well against that strategy and that set of plans.
Certainly on the audience side, the release of Windows Live wave 2, we are now in vision phase for Windows Live wave 3, working to get that out later this year. Certainly, the search team had a great release of the search in the fall. We are full speed ahead for this Rome release in the spring, great momentum there. The MSN team has done a variety of great content deals and continue to build out the network, growing page views, growing users. Great work there.
And then, certainly, on the aQuantive side. Very successful integration. We’ve signed up over 60 publishers since we announced aQuantive, including very large ones like Facebook, Viacom, and so a lot of great progress. So the first message for the online services team is your effort, your energy, and your commitment is driving results. And for that, I want to say thank you first.
Second of all, now, I know many of you may say, hey, I’m trying to understand what this Yahoo thing means to me. You might say does this mean we change the current plan of record on the things we’re doing? What does this mean about brand? What does this mean about synergies and what does it mean for my job? Are we going to use this search or that search or this ad platform? I thought I would just try and take a few of these questions that I know are on people’s minds.
Let me start out first of all with the question of, hey, does this mean we need to change our current plan of record? Answer is: no. The plans you’re working on, the work you’re doing is very important. Full speed ahead with those plans whether it’s the Rome release in the spring, whether it’s the work going on to reinvent the MSN portal, whether it’s Windows Live wave 3, the ad platform roadmap, signing up publishers, go, go, go, go, go. We’ve got to stay focused.
Second question you might say is: Well, what does this mean when we’ve got to do this integration process? And does it mean we’re going to use their mail, Yahoo mail, or are we going to use Live mail? Are we going to use the Yahoo portal or MSN portal?
Here’s how we’re approaching this: Through the last wave of acquisitions such as aQuantive and TellMe, we’ve learned that in order to do a successful integration combining resources, three things are necessary: Number one, we’ve got very clear line of sight to the synergies we’re trying to accomplish by combining these two organizations. Number two, we’ve got a clear set of integration principles, not the full integration decisions, but a set of principles. Number three, we are going to have leaders from both Microsoft and Yahoo go through a thoughtful process. A thoughtful process to make the decisions in terms of how to bring this together and land it in the right way.
And we’ve found in doing it that way that we take the time, we’re thoughtful with leaders who can make good judgments, and decide how do we get to one search index, one ad platform? Certainly that is part of the value that we’re looking to achieve here. You might also ask: What does this mean for my job? Look, a key synergy we’ve identified in this combination is really about expanded R&D capability.
It doesn’t make sense to have thousands of engineers at Yahoo working on a search index, thousands of engineers at Microsoft working on the same search index. By combining, we can have one team of people across the two companies working on the search index, and then have others continue to focus on areas where we’ve defined differentiation in search. New search verticals and expanded user experience for search. We’ve got so many ideas, more engineers applied to those ideas will drive breakthroughs in search. This is about expanding our engineering capability.
Now, certainly, you look and say, well, we also understand it’s about operational efficiency. Yes, it is. There are duplicate costs across Yahoo and Microsoft. Let’s just take some off the capital expenditures. The number of servers and data centers and power and infrastructure to support this. The fact is, that infrastructure is supporting a search index at Yahoo and a search index at Microsoft. We can be more efficient.
We intend to do that. It also means looking at every discipline and ensuring, number one, that we have the right people in the right jobs and, number two, the right amount of resources allocated to that particular function. Again, that will be handled in a very thoughtful process. For now, we’ve got to stay focused on the good work that’s going on, full speed ahead.
So with that, I want to transition a little bit to the fact that in this process, the talent that we have at Microsoft and the talent that would be coming to us in this combination from Yahoo is very important. So we are going to be very transparent in communicating with you as we have information to communicate. Retaining that great talent and continuing to build a world-class engineering, world-class ad sales force, world-class marketing, reaching out to consumers and attracting audience, value proposition to advertisers, publishers.
We’re going to be very transparent and open with you as we do that. But retaining talent — both here at Microsoft and at Yahoo is job one because it’s great people like you that enable us to achieve these results.
With that, I want to transition to a couple of key points about the online advertising industry because I think it’s helpful for you to understand why we think this combination is so important.
First of all, online advertising is a big industry. Today, it’s a $40-billion market, and that market is projected to double in the next three years to over $80 billion. It’s not only an economic opportunity, but it’s a strategic opportunity. As our core businesses balance between software plus services, having an underlying ad platform engine to monetize those services in addition to our software royalty business is strategic for the future of our company. So it’s a big opportunity and it’s strategic. Frankly, much of the strategic rationale behind this is to create a more credible alternative to an increasingly dominant player in the industry. And that comes in four key areas of synergy.
Scale economics, combining ad inventory on an ad platform, drives better yield, better value to advertisers, better value to publishers. Combining with Yahoo enables us to achieve that. It enables us to achieve scale economics in our data centers and our servers and having a more efficient investment of capital to support a bigger critical mass of users and advertising capabilities.
Second, it’s about expanded engineering, expanded R&D. I talked about the fact that by being able to prioritize what our engineers are working on, whether it’s the core algorithms for search relevance or it’s enabling new verticals in search, it’s doing the integration on the ad platform, behavioral targeting, taking us into new areas of value creation, expanded engineering is what gets us there.
Number three, it’s about — also enabling engineering to focus on many of the emerging market opportunities, whether it’s in the areas of video, mobile, or social media.
Fourth and finally, it is about operational efficiencies. And we’re going to run a thoughtful process. Together, we’re going to figure out with Yahoo how to make sure we have the right people in the right jobs, that we have the right amount of resources allocated to the right areas. All of this focused on delivering value to our customers, the users of our services, the advertisers who advertise to them, and the publishers who are joining our platform.
Now, the aQuantive integration is going very well, and there’s many things we learned from that combination with aQuantive, with TellMe, and we’re going to utilize that same approach in this particular work that we will do with Yahoo.
So, number one, we have a very clear strategy. You’re executing against that strategy and driving progress. For that I say, thank you. Number two, don’t change the plan of record. Continue to focus on driving on the good work you’re doing. Number three, as we go through this integration process, we’re going to do it in a very thoughtful way to make sure that we are getting the synergies. And together, we do become a more credible alternative to an increasingly dominant player in the advertising industry.
So with that, I’ll hand over to Chris Liddell to talk a little bit about the economics behind this.
CHRIS LIDDELL: Thanks, KJ. Let me just start by stating the obvious: This is the biggest transaction Microsoft has ever done. In fact, it’s one of the biggest transactions of any industry of any time. So it’s very significant from our point of view. At $31 a share, which is the offer that we have made, it values the transaction at just under $45 billion.
The way we’ve structured the transaction is to offer 50 percent cash and 50 percent shares. So it means upon acceptance, we would issue new shares, around 660 million of them, so current Yahoo shareholders would end up owning just under seven percent of Microsoft on a combined basis.
In terms of the process, clearly we’re just at the beginning. We’ve simply announced the intention of an offer this morning. Clearly the Yahoo board and shareholders need to accept that and we need to get regulatory approvals. So that’s a relatively lengthy process, and we expect to complete it in the second half of this calendar year.
We believe it’s good for Yahoo shareholders, we believe it’s good for Microsoft shareholders. How can that be the case? Firstly, to start from a Yahoo shareholder perspective, clearly it’s a very big premium relative to their trading price yesterday, just over a 60 percent premium that we’re willing to offer to them. So it’s good economic value from their perspective.
How can that be good from our perspective? Simply because we have synergies and economic value that we think we can create from the areas that Kevin just mentioned that are at least equal to the premium that we’re paying. So it gives us the opportunity to not only pay that premium, but also to drive economic value over the long term.
This is not a short-term panacea, this is a long-term investment and gives us a tremendous opportunity to drive shareholder value from Microsoft. So with that, I’ll hand over to Ray.
RAY OZZIE: Good morning. It’s tremendous news this morning. I thought I’d spend just a few minutes telling you why I couldn’t be more excited about the potential of the combination between Yahoo and Microsoft.
Over the course of the past ten years, our lives, our businesses, even our society has progressively been transformed by the Web. The early Web grew through the explosion of information portals such as MSN as our gateways to content and commerce, and also through communication tools such as Hotmail and Messenger, that have become universal and essential in our daily lives.
Portals, e-mail, and IM have driven tremendous growth and hundreds of millions of people use these tools every day to stay informed and to stay in touch with one another. But over the past 10 years, the Web and the tools we use have evolved tremendously. Beyond the portal, search now plays a pivotal role in how we find information, how we research, how we shop, and on the communication side, the Web has also evolved toward social media and social platforms that use relationships and our collective online behavior to transform how we share news and media, how we communicate and interact with one another on the Web.

This social platform will progressively become a new entry point to all that the Web can offer. Before long, these same technologies will even transform the productivity side of our lives as the social platform enters the workplace.
What excites me the most about the news today is that both Yahoo and Microsoft have tremendous product and engineering assets that, when taken together, will enable us to deliver a broad range of new experiences that neither one of us would have achieved on our own.
For example, Yahoo has tremendous community and content assets. By combining these with Microsoft’s experience and our own assets, assets ranging from personal and business productivity to entertainment and devices, we can further accelerate the transformation for all users to a more social Web.
This is a tremendous opportunity, an opportunity to collectively deliver compelling, seamless experiences that combine the power of the Internet with the magic of software across a world of devices. I’m looking forward to working with you and working with Kevin and his senior leadership team to make this a winning combination for all of you, all of our customers, and our shareholders.
With that, let me turn it back to Kevin.
KEVIN JOHNSON: Thanks, Ray. At a macro level, we’ve thought hard about this opportunity, we’ve looked hard at this and, clearly, this is something we think is the right step to take. It builds on the progress that we’re making in our online services world, it does it in a way that’s very complementary to the work that I think Yahoo brings to the table and the progress that they’ve made. Together, I think we’ve got a great set of synergies that deliver increased value to end users, publishers, and advertisers.
I thank Ray and Chris and Steve. If you’ve got any final comments.
STEVE BALLMER: This is a big step for us. And I think you’ve heard kind of all the reasons why we’re enthusiastic, but I just want to reiterate a few things. Number one, we want to do this deal. We’ll do this deal. It’s not going to happen overnight. We actually have to get the Yahoo shareholders to accept the deal, and then we’ll need to clear regulatory hurdles. This will take the better part of a year to consummate. That’s number one.
The second thing is people should be clear. This is entirely consistent with the transformation to software plus services that we’ve articulated. On the business side, we’re moving down that direction as we move products like Exchange and SharePoint and others to be services. On the consumer side, though, our work will be anchored in a few core things. Windows and Office need to embrace the Internet and go live, and we’ve got good efforts underway and in market for both Windows Live and Office Live.

We believe absolutely in this notion of the portal and all of the work that we’ve done around MSN and that Yahoo has done, we’re committed to that. And last, but certainly not least, the power and importance of winning in search, destination search, of creating a great advertising platform that supports search and supports all of these other consumer activities is fundamental to our success as a company, our growth as a company, and our position in software plus services.
Our company has created value over the long term through, I would say, two things more than anything else: Number one is innovation. This is all about increasing innovation, as Kevin said. And number two is through our tenacity, our persistence. We keep at things. We don’t start and stop. This investment, this acquisition, this step forward, there couldn’t be anything more serious than this in a set of steps that we’re taking to lead in software plus services, to lead in online advertising, to lead in search and portal. And we’re going to show the same tenacity, the same persistence, and the same dedication to long-term success at this as we have absolutely the things that have made us great: Windows, Office, our enterprise business, and many, many others.
So we thank you for your time today. As Kevin said, there will be a lot more we need to discuss and communicate, but it’s a pleasure to have a chance to lay the foundation today.
END